Zentek Files a Provisional Patent on the use of ZenGUARD™ as an Anti-Inflammatory Agent

Guelph, ON - July 18, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, has filed a provisional patent on the use of ZenGUARD™ as an anti-inflammatory agent for dermatological conditions.

"We continue to work diligently to secure patents for our various intellectual property," said Greg Fenton, CEO for Zentek. "This is another demonstration of how we are further commercializing our unique ZenGUARD™ technology, which is already well-researched, developed, and authorized by Health Canada for use as an antimicrobial agent on surgical masks and other PPE."

ZenGUARD™, as a dermatological product, is currently being researched for treatment of various skin conditions, including both infectious and inflammatory conditions like acne, psoriasis, eczema, sunburn, poison ivy, warts, seborrheic dermatitis and toenail fungal infections. As reported March 10th, 2022, Zentek is conducting pre-clinical research with Vimta Labs to collect data that is required for the submission of an Investigational New Drug to the United States Food and Drug Administration (FDA), a requirement for the administration of new drugs in humans.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have over 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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